Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

March 31, 2008	For immediate release

NEWS RELEASE

GREAT PANTHER ANNOUNCES FY2007 RESULTS, ACHIEVES FIRST MINING PROFITS,
REVENUES INCREASE BY MORE THAN $10 MILLION

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) today reported revenues and earnings results for its year ended December 31, 2007.

HIGHLIGHTS

Mine Production & Development

  2007 earnings from mining operations (before amortization and depletion of mineral properties, plant and equipment) were $1.4 million compared to a loss of $50,000 in 2006.

  147% increase in mineral sales revenue to $17.5 million for the year ended December 31, 2007 from $7.1 million for the previous year.

  109% increase in total production for both mines for the year to 1,336,629 ounces of Silver Equivalent (oz of Ag Eq) from 638,860 Ag Eq oz in 2006.

  29% increase in production at Topia to 625,726 Ag Eq oz from 483,775 Ag Eq oz in 2006.

  358% increase in production at Guanajuato to 710,903 Ag Eq oz from 155,085 Ag Eq oz in 2006.

Exploration

  New underground development and deep diamond drilling in 2007 and early 2008 at the Guanajuato Mine confirmed the depth extension of high grade gold and silver mineralization below the old workings to a depth of approximately 600 metres.

  Phase I surface drilling during 2007 on the La Gloria zone at the Mapimi Project yielded an upgraded and expanded NI 43-101 compliant global resource base of 28.6 million Ag Eq oz, comprising an Indicated Mineral Resource of 22.3 million Ag Eq oz and an Inferred Mineral Resource of 6.3 million Ag Eq oz.

Corporate

  Management team strengthened during 2007 with appointments of Charles Brown as Chief Operating Officer, Raakel Iskanius as Chief Financial Officer and Ing. Francisco Ramos Sanchez as Vice President of Business Development.

Financial

  Raised $9.4 million from the exercise of options and warrants.

  Positive working capital as of December 31, 2007 of $10.7 million.

  Repaid all debt related to the acquisition of a 100% interest in the Topia Mine.

Selected Financial Data
(CAD$000’s)

This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the audited consolidated operating results and financial condition of the company for the three and 12 months ended December 31, 2007 and 2006.

Twelve Months
	Three Months
	Ended		Ended
	December 31		December 31
	2007	2006	2007	2006

Revenue	$5,267	$3,876	$17,487	$7,069

Investment in mineral property exploration (expensed) (1)	(1,862)	(2,279)	(6,803)	(3,968)

Earnings (loss)	(6,515)	(7,785)	(19,701)	(15,084)

Cash used in operating activities	(3,495)	(3,948)	(12,484)	(11,433)

Cash generated by financing activities	6,420	1,330	11,996	21,083

Cash invested in mineral property costs, plant and equipment	(56)	(1,115)	(3,362)	(5,737)

	December 31,	December 31,
Financial Position	2007	2006

Cash and cash equivalents	5,358	9,208

Current assets	12,965	14,755

Current liabilities	2,305	2,222

Working capital	10,660	12,533

Total assets	31,053	32,132

(1) Cumulative mineral property exploration expenditures at December 31, 2007 are $14.8 million, and are not included in total assets.

“We are extremely pleased with our progress during the year on several fronts. Our mineral sales revenue grew to over $17 million, we achieved our first ever mining profit, and most importantly, for the future, the new underground development and drilling activities we have undertaken are showing positive results,” stated Kaare Foy, Great Panther’s Executive Chairman.

“Both Kaare and I are thankful for all of the hard work that our growing management team has put in over the past year and we look forward to more success as we embark on a new growth phase as an operating and exploration business,” added Robert Archer, Great Panther’s President and CEO.

Results for the year ended December 31, 2007 may be viewed on SEDAR and the Company’s website www.greatpanther.com.

For further information, please contact Robert Archer or Kaare Foy at 604-608-1766.

ON BEHALF OF THE BOARD

Signed: “Robert A. Archer”	Signed: “Kaare G. Foy”

Robert A. Archer,	Kaare G. Foy
President & CEO	Executive Chairman

ABOUT GREAT PANTHER RESOURCES LIMITED

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work. Great Panther is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns a 100% interest in two operating mines and two high quality exploration projects in Mexico, and employs almost 600 people. With strong, established local management and infrastructure, Great Panther's immediate goal is to realize positive cash flow through progressively increasing production.

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.